UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 27, 2010

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 27, 2010, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to third quarter 2010 consolidated earnings. A copy of the press release relating to such announcement, dated October 27, 2010, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

Exhibit No.   Exhibit

99.1   Press Release dated October 27, 2010*

_____
*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: October 27, 2010

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 27, 2010*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: October 27, 2010
FOR IMMEDIATE RELEASE

Washington Trust Announces Third Quarter 2010 Earnings
Net Income Up 30% from Third Quarter 2009

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Select®; symbol: WASH), parent company of The Washington Trust Company, today announced third quarter 2010 net income of $6.4 million, or 39 cents per diluted share. This compared to second quarter 2010 net income of $5.3 million, or 33 cents per diluted share, and third quarter 2009 net income of $4.9 million, or 31 cents per diluted share.

Selected third quarter 2010 developments:

- Net interest margin continued to show improvement and amounted to 3.01% for the third quarter of 2010, an increase of 15 basis points from the second quarter.
- Due to strong residential mortgage refinancing activity, net gains on loan sales and commissions on loans originated for others for the third quarter of 2010 increased by $693 thousand from the second quarter.
- Total loans increased by $39 million, or 2%, in the third quarter of 2010, with commercial loan growth of $30 million.
- Deposits grew by $107 million, or 5.5%, in the third quarter of 2010, with increases in all categories.
- A balance sheet deleveraging transaction was consummated in the third quarter of 2010, which consisted of the sale of $63 million in mortgage-backed securities and prepayment of $65 million in Federal Home Loan Bank of Boston ("FHLBB") advances.
- Certain asset quality indicators, such as nonperforming assets and loan delinquencies, continue to show improvement.

"Washington Trust posted very good third quarter performance, despite challenging economic conditions," stated Joseph J. MarcAurele, Washington Trust Chairman, President and Chief Executive Officer. "We had good deposit growth, continued improvement in the net interest margin and strong mortgage banking results."

M O R E-

Washington Trust

Page Two, October 27, 2010

Net Interest Income

Net interest income totaled $20.1 million for the third quarter of 2010, up by $1.3 million, or 7%, from the second quarter of 2010 and up by $3.4 million, or 20%, from the third quarter a year ago.

The net interest margin increased from 2.86% for the second quarter to 3.01% for the third quarter of 2010, reflecting a 16 basis point decline in the cost of interest-bearing deposits. The net interest margin increased by 50 basis points compared to the third quarter of 2009, with a 70 basis point decline in cost of interest-bearing liabilities.

Noninterest Income

Noninterest income totaled $13.4 million in the third quarter of 2010, up by $2.3 million, or 20%, from the second quarter of 2010 and up by $2.4 million, or 22%, from the third quarter a year ago.

Wealth management revenues for the third quarter of 2010 were down by $278 thousand, or 4%, from the second quarter of 2010 and up by $436 thousand, or 7%, from the third quarter of last year. Included in second quarter 2010 amounts were seasonal tax preparation fee revenues of $327 thousand. Assets under administration totaled $3.9 billion at September 30, 2010, up by $234 million, or 6%, from June 30, 2010 reflecting increased market value, net of income of $253 million and net client cash outflows of $19 million. Assets under administration were up by $123 million from December 31, 2009.

Merchant processing fees for the three months ended September 30, 2010 increased by $644 thousand and $431 thousand, respectively, from the second quarter of 2010 and the third quarter of 2009 primarily due to increases in the volume of transactions processed for existing and new customers. See discussion on the corresponding increase in merchant processing costs under the caption "Noninterest Expenses."

Net gains on loan sales and commissions on loans originated for others amounted to $1.0 million for the third quarter of 2010, compared to $318 thousand in the second quarter of 2010 and $591 thousand in the third quarter a year earlier. The increase in this revenue source was due to higher levels of residential mortgage refinancing in response to declines in mortgage interest rates.

Also included in noninterest income were net realized gains on securities of $737 thousand in the third quarter of 2010. There were no other-than-temporary impairment losses on investment securities recognized in the third quarter of 2010, compared to $354 thousand in the second quarter of 2010 and $467 thousand in the third quarter a year earlier.

M O R E-

Noninterest Expenses

Noninterest expenses amounted to $22.9 million for the third quarter of 2010, up by $1.9 million from the second quarter 2010 and up by $3.7 million from the third quarter a year ago. Third quarter 2010 noninterest expenses included $752 thousand of debt prepayment penalty charges and $300 thousand for Washington Trust's annual contribution to its charitable foundation. There were no debt prepayment penalties included in the second quarter of 2010 or the third quarter of 2009 and Washington Trust made its 2009 annual charitable contribution in the fourth quarter of that year. Higher commissions and incentives also contributed to the increase in noninterest expenses compared to the third quarter of 2009.

Merchant processing costs for the three months ended September 30, 2010 increased by $549 thousand and $393 thousand, respectively, from the second quarter of 2010 and the third quarter of 2009 primarily due to increases in the volume of transactions processed for existing and new customers. See discussion on the corresponding increase in merchant processing fees under the caption "Noninterest Income".

Income tax expense amounted to $2.8 million for the third quarter of 2010 and is based on an estimated annual effective tax rate of 29.8%.

Asset Quality

Certain asset quality indicators continue to show improvement in the third quarter of 2010. Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession) amounted to $23.0 million, or 0.79% of total assets, at September 30, 2010, down from $25.9 million, or 0.89% of total assets, at June 30, 2010. Nonaccrual loans totaled $19.6 million at September 30, 2010, down by $3.2 million in the third quarter, largely due to a net decrease of $2.4 million in nonaccrual commercial loans.

At September 30, 2010, total past due loans amounted to $24.9 million, or 1.24% of total loans, down by $3.8 million in the third quarter of 2010. This decline included a $2.8 million decrease in residential mortgage and consumer loan delinquencies and a $1.0 million decrease in commercial loan delinquencies in the third quarter of 2010.

We believe that overall credit quality continues to be affected by weaknesses in national and regional

- M O R E -

economic conditions. These conditions, including high unemployment levels, may continue for the next few quarters.

Loans classified as troubled debt restructurings totaled $20.5 million at September 30, 2010, up by $7.2 million in the third quarter of 2010. The September 30, 2010 balance includes $18.0 million of loans in accruing status based on management's assessment of the collectibility of the loan and the borrower's ability to meet the restructured terms. The increase in troubled debt restructured loans in the third quarter of 2010 included a $5.8 million accruing commercial mortgage loan relationship. This loan restructuring included a modification in certain payment terms and a reduction in the stated interest rate for a portion of the loan.

The loan loss provision charged to earnings amounted to $1.5 million for the third quarter of 2010, unchanged from the second quarter 2010 level and down by $300 thousand compared to the third quarter of 2009. Net charge-offs amounted to $1.3 million in the third quarter of 2010, as compared to net charge-offs of $1.2 million in the second quarter of 2010 and $1.4 million in the third quarter of 2009.

The allowance for loan losses was $28.2 million, or 1.40% of total loans, at September 30, 2010, compared to $28.0 million, or 1.42% of total loans, at June 30, 2010. The allowance for loan losses was $27.4 million, or 1.43% of total loans, at December 31, 2009. Management will continue to assess the adequacy of the allowance for loan losses in accordance with its established policies.

Loans

Total loans grew by $39 million, or 2%, in the third quarter of 2010 and by $91 million, or 5%, since December 31, 2009. We continue to experience good demand for commercial loan activity. Commercial loans, excluding commercial real estate, rose by $22 million, or 5%, in the third quarter of 2010 and $49 million, or 12%, since December 31, 2009. The residential mortgage portfolio grew by $11 million, or 2%, in the third quarter of 2010 and by $28 million, or 5%, since the end of 2009. Consumer loan balances declined slightly in 2010.

Investment Securities

The investment securities portfolio amounted to $577 million at September 30, 2010, down by $99 million from the balance at June 30, 2010 and down by $114 million from the balance at December 31, 2009. A balance sheet deleveraging transaction was consummated in the third quarter of 2010, which consisted of the sale of $63 million in mortgage-backed securities and prepayment of $65 million in FHLBB advances. The decline in securities also reflected maturities and pay-downs on mortgage-backed securities.

- M O R E -

Deposits and Borrowings

Deposits were up by $107 million, or 5.5%, from the balance at June 30, 2010 and by $134 million, or 7%, from the balance at December 31, 2009. Excluding out-of-market brokered certificates of deposit, in-market deposits grew by $132 million, or 7%, in the third quarter of 2010 and by $158 million, or 9%, in the first nine months of 2010.

Demand deposits and NOW account balances increased by $20 million, or 4%, in the third quarter of 2010 and by $83 million, or 21%, from the end of 2009. Money market and savings account balances increased by $31 million and $24 million, respectively, in the three and nine months ended September 30, 2010. Time deposits increased by $56 million from the balance at June 30, 2010 and by $27 million from the end of 2009.

At September 30, 2010, FHLBB advances totaled $480 million, down by $135 million and $127 million, respectively, from June 30, 2010 and December 31, 2009. These declines reflect the third quarter 2010 deleveraging transaction and growth in deposits. In addition, in connection with its ongoing interest rate risk management efforts, in October 2010, Washington Trust modified the terms to extend the maturity dates of certain FHLBB advances with original maturity dates in 2012. As a result, advances totaling $62.5 million with a weighted average rate and maturity of 4.78% and 24 months, respectively, were modified to a weighted average rate and maturity of 3.76% and 59 months, respectively.

Dividends Declared

The Board of Directors declared a quarterly dividend of 21 cents per share for the quarter ended September 30, 2010. The dividend was paid on October 14, 2010 to shareholders of record on September 30, 2010.

Conference Call

Washington Trust will host a conference call on Thursday, October 28, 2010 at 8:30 a.m. Eastern Time to discuss third quarter results. This call is being webcast and can be accessed through the Investor Relations section of the Washington Trust web site, www.washtrust.com. Individuals may dial in to the call at 1-877-317-6789. The international dial-in number is 1-412-317-6789 and the Canada dial-in number is 1-866-605-3852.

M O R E –

A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call. To listen to a replay of the conference call, dial 1-877-344-7529. For international access, dial 1-412-317-0088. The Conference Number for either replay is 445155. The replay will be available until 9:00 a.m. on November 12, 2010.

Background

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, eastern Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select® Market under the symbol "WASH." Investor information is available on the Corporation's web site: www.washtrust.com.

Forward-Looking Statements
This press release contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, success of acquisitions, future operations, market position, financial position, and prospects, plans, goals and objectives of management are forward-looking statements. The actual results, performance or achievements of Washington Trust could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of the Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission and as updated by our Quarterly Reports on Form 10-Q, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Supplemental Information – Explanation of Non-GAAP Financial Measures
Reported amounts are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS (unaudited)

(Dollars in thousands, except par value)		September 30, 2010		December 31, 2009
Assets:				
Cash and noninterest-bearing balances due from banks	$	33,251	$	38,167
Interest-bearing balances due from banks		48,930		13,686
Other short-term investments		5,479		5,407
Mortgage loans held for sale		20,974		9,909
Securities available for sale, at fair value;				
amortized cost $556,479 in 2010 and $677,676 in 2009		577,161		691,484
Federal Home Loan Bank stock, at cost		42,008		42,008
Loans:				
Commercial and other		1,049,469		984,550
Residential real estate		633,568		605,575
Consumer		328,111		329,543
Total loans		2,011,148		1,919,668
Less allowance for loan losses		28,165		27,400
Net loans		1,982,983		1,892,268
Premises and equipment, net		26,616		27,524
Accrued interest receivable		9,296		9,137
Investment in bank-owned life insurance		51,357		44,957
Goodwill		58,114		58,114
Identifiable intangible assets, net		8,089		8,943
Property acquired through foreclosure or repossession, net		2,612		1,974
Other assets		42,133		40,895
Total assets	$	2,909,003	$	2,884,473
Liabilities:				
Deposits:				
Demand deposits	$	242,455	$	194,046
NOW accounts		236,775		202,367
Money market accounts		408,828		403,333
Savings accounts		210,271		191,580
Time deposits		958,425		931,684
Total deposits		2,056,754		1,923,010
Dividends payable		3,431		3,369
Federal Home Loan Bank advances		480,358		607,328
Junior subordinated debentures		32,991		32,991
Other borrowings		21,924		21,501
Accrued expenses and other liabilities		46,436		41,328
Total liabilities		2,641,894		2,629,527
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 16,136,030 shares in 2010 and 16,061,748 shares in 2009		1,009		1,004
Paid-in capital		84,157		82,592
Retained earnings		175,145		168,514
Accumulated other comprehensive income		6,810		3,337
Treasury stock, at cost; 670 shares in 2010 and 19,185 shares in 2009		(12)		(501)
Total shareholders' equity		267,109		254,946
Total liabilities and shareholders' equity	$	2,909,003	$	2,884,473

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Dollars and shares in thousands, except per share amounts) Periods ended September 30,	Three Months 2010		2009		Nine Months 2010		2009	
Interest income:								
Interest and fees on loans	$	25,076	$	24,303	$	73,224	$	72,589
Interest on securities: Taxable		5,227		7,028		17,115		23,065
Nontaxable		769		781		2,308		2,339
Dividends on corporate stock and Federal Home Loan Bank stock		55		63		164		190
Other interest income		25		13		59		39
Total interest income		31,152		32,188		92,870		98,222
Interest expense:								
Deposits		4,747		7,577		15,847		25,605
Federal Home Loan Bank advances		5,574		7,094		17,793		21,433
Junior subordinated debentures		484		545		1,561		1,503
Other interest expense		246		246		731		735
Total interest expense		11,051		15,462		35,932		49,276
Net interest income		20,101		16,726		56,938		48,946
Provision for loan losses		1,500		1,800		4,500		6,500
Net interest income after provision for loan losses		18,601		14,926		52,438		42,446
Noninterest income:								
Wealth management services:								
Trust and investment advisory fees		5,052		4,717		15,222		13,241
Mutual fund fees		1,084		1,089		3,299		2,997
Financial planning, commissions and other service fees		349		243		1,033		1,178
Wealth management services		6,485		6,049		19,554		17,416
Service charges on deposit accounts		1,411		1,257		3,964		3,571
Merchant processing fees		3,050		2,619		7,062		6,054
Income from bank-owned life insurance		486		451		1,399		1,342
Net gains on loan sales and commissions on loans originated for others		1,011		591		1,889		3,187
Net realized gains on securities		737		-		737		314
Net (losses) gains on interest rate swap contracts		(60)		92		(113)		493
Other income		319		445		905		1,329
Noninterest income, excluding other-than-temporary impairment losses		13,439		11,504		35,397		33,706
Total other-than-temporary impairment losses on securities		-		(2,293)		(245)		(6,537)
Portion of loss recognized in other comprehensive income (before taxes)		-		1,826		(172)		4,079
Net impairment losses recognized in earnings		-		(467)		(417)		(2,458)
Total noninterest income		13,439		11,037		34,980		31,248
Noninterest expense:								
Salaries and employee benefits		12,067		10,416		35,294		31,250
Net occupancy		1,202		1,232		3,663		3,580
Equipment		1,037		916		3,048		2,927
Merchant processing costs		2,606		2,213		6,020		5,136
Outsourced services		769		683		2,379		2,037
FDIC deposit insurance costs		861		808		2,439		3,602
Legal, audit and professional fees		438		546		1,364		1,885
Advertising and promotion		467		422		1,250		1,214
Amortization of intangibles		273		303		854		919
Debt prepayment penalties		752		-		752		-
Other expenses		2,383		1,653		6,367		5,361
Total noninterest expense		22,855		19,192		63,430		57,911
Income before income taxes		9,185		6,771		23,988		15,783
Income tax expense		2,815		1,858		7,148		4,435
Net income	$	6,370	$	4,913	$	16,840	$	11,348
Weighted average common shares outstanding – basic		16,131.4		16,016.8		16,098.2		15,981.3
Weighted average common shares outstanding – diluted		16,170.6		16,074.5		16,130.4		16,029.5
Per share information: Basic earnings per common share	$	0.39	$	0.31	$	1.04	$	0.71
Diluted earnings per common share	$	0.39	$	0.31	$	1.04	$	0.71
Cash dividends declared per share	$	0.21	$	0.21	$	0.63	$	0.63

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	At or for the Quarters Ended				
(Dollars in thousands, except per share amounts)	Sept. 30, 2010	June 30, 2010	Mar 31, 2010	Dec. 31, 2009	Sept. 30, 2009
Financial Data					
Total assets	$ 2,909,003	$ 2,929,853	$ 2,896,425	$ 2,884,473	$ 2,888,065
Total loans	2,011,148	1,972,498	1,937,524	1,919,668	1,906,565
Total securities	577,161	675,938	716,964	691,484	732,646
Total deposits	2,056,754	1,949,905	1,961,188	1,923,010	1,894,170
Total shareholders' equity	267,109	265,411	259,529	254,946	252,146
Net interest income	20,101	18,833	18,004	16,946	16,726
Provision for loan losses	1,500	1,500	1,500	2,000	1,800
Noninterest income, excluding other-than-temporary impairment losses	13,439	11,513	10,445	11,649	11,504
Net impairment losses recognized in earnings	-	(354)	(63)	(679)	(467)
Noninterest expenses	22,855	20,983	19,592	19,257	19,192
Income tax expense	2,815	2,211	2,122	1,911	1,858
Net income	6,370	5,298	5,172	4,748	4,913
Share Data					
Basic earnings per common share	$ 0.39	$ 0.33	$ 0.32	$ 0.30	$ 0.31
Diluted earnings per common share	$ 0.39	$ 0.33	$ 0.32	$ 0.30	$ 0.31
Dividends declared per share	$ 0.21	$ 0.21	$ 0.21	$ 0.21	$ 0.21
Book value per share	$ 16.55	$ 16.46	$ 16.14	$ 15.89	$ 15.73
Tangible book value per share – Non-GAAP*	$ 12.45	$ 12.34	$ 11.99	$ 11.71	$ 11.53
Market value per share	$ 19.12	$ 17.04	$ 18.64	$ 15.58	$ 17.52
Shares outstanding at end of period	16,135.4	16,120.7	16,079.1	16,042.6	16,026.6
Weighted average common shares outstanding–basic	16,131.4	16,104.6	16,057.7	16,035.4	16,016.8
Weighted average common shares outstanding–diluted	16,170.6	16,143.1	16,101.5	16,082.0	16,074.5
Key Ratios					
Return on average assets	0.87%	0.73%	0.71%	0.66%	0.68%
Return on average tangible assets – Non-GAAP*	0.89%	0.74%	0.73%	0.67%	0.69%
Return on average equity	9.53%	8.05%	8.00%	7.47%	7.94%
Return on average tangible equity – Non-GAAP*	12.67%	10.78%	10.80%	10.16%	10.91%
Capital Ratios					
Tier 1 risk-based capital	11.24% (i)	11.22%	11.24%	11.14%	11.06%
Total risk-based capital	12.50% (i)	12.47%	12.50%	12.40%	12.31%
Tier 1 leverage ratio	8.04% (i)	7.94%	7.89%	7.82%	7.68%
Equity to assets	9.18%	9.06%	8.96%	8.84%	8.73%
Tangible equity to tangible assets – Non-GAAP*	7.07%	6.95%	6.81%	6.67%	6.55%
(i) – estimated					
Wealth Management Assets Under Administration					
Balance at beginning of period	$ 3,659,383	$ 3,900,783	$ 3,770,193	$ 3,603,424	$ 3,316,308
Net investment appreciation (depreciation) & income	253,372	(249,214)	95,855	88,690	295,257
Net customer cash flows	(19,611)	7,814	34,735	78,079	(8,141)
Balance at end of period	$ 3,893,144	$ 3,659,383	$ 3,900,783	$ 3,770,193	$ 3,603,424

* - See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	Nine Months Ended	
(Dollars in thousands, except per share amounts)	Sept. 30, 2010	Sept. 30, 2009
Financial Data		
Net interest income	$ 56,938	$ 48,946
Provision for loan losses	4,500	6,500
Noninterest income, excluding other-than-temporary impairment losses	35,397	33,706
Net impairment losses recognized in earnings	(417)	(2,458)
Noninterest expenses	63,430	57,911
Income tax expense	7,148	4,435
Net income	16,840	11,348
Share Data		
Basic earnings per common share	$ 1.04	$ 0.71
Diluted earnings per common share	$ 1.04	$ 0.71
Dividends declared per share	$ 0.63	$ 0.63
Weighted average common shares outstanding – basic	16,098.2	15,981.3
Weighted average common shares outstanding – diluted	16,130.4	16,029.5
Key Ratios		
Return on average assets	0.77%	0.52%
Return on average tangible assets – Non-GAAP*	0.79%	0.53%
Return on average equity	8.54%	6.24%
Return on average tangible equity – Non-GAAP*	11.43%	8.66%
Asset Quality Data		
Allowance for Loan Losses		
Balance at beginning of period	$ 27,400	$ 23,725
Provision charged to earnings	4,500	6,500
Charge-offs	(4,006)	(3,947)
Recoveries	271	153
Balance at end of period	$ 28,165	$ 26,431
Net Loan Charge-Offs		
Commercial:		
Mortgages	$ 926	$ 1,245
Construction and development	-	-
Other	2,092	2,029
Residential:		
Mortgages	512	360
Homeowner construction	-	-
Consumer	205	160
Total	$ 3,735	$ 3,794
Net charge-offs to average loans (annualized)	0.25%	0.27%
Wealth Management Assets Under Administration		
Balance at beginning of period	$ 3,770,193	$ 3,147,649
Net investment appreciation (depreciation) & income	100,013	458,401
Net customer cash flows	22,938	(2,626)
Balance at end of period	$ 3,893,144	$ 3,603,424

* - See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	For the Quarters Ended				
	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009
Average Yields (taxable equivalent basis)					
Assets:					
Commercial and other loans	5.29%	5.23%	5.31%	5.19%	5.26%
Residential real estate loans, including					
mortgage loans held for sale	4.94%	5.05%	5.19%	5.17%	5.22%
Consumer loans	3.99%	4.00%	3.99%	4.06%	4.15%
Total loans	4.97%	4.97%	5.05%	4.99%	5.06%
Cash, federal funds sold					
and other short-term investments	0.20%	0.17%	0.23%	0.19%	0.28%
FHLBB stock	−%	−%	−%	−%	−%
Taxable debt securities	3.93%	3.93%	4.10%	4.09%	4.19%
Nontaxable debt securities	5.76%	5.83%	5.89%	5.74%	5.73%
Corporate stocks	7.56%	7.55%	7.74%	7.58%	8.79%
Total securities	4.19%	4.17%	4.33%	4.30%	4.38%
Total interest-earning assets	4.63%	4.64%	4.72%	4.70%	4.76%
Liabilities:					
NOW accounts	0.12%	0.12%	0.13%	0.18%	0.19%
Money market accounts	0.40%	0.56%	0.61%	0.82%	0.91%
Savings accounts	0.14%	0.17%	0.18%	0.22%	0.25%
Time deposits	1.74%	1.94%	2.13%	2.52%	2.74%
FHLBB advances	4.16%	4.08%	4.26%	4.35%	4.18%
Junior subordinated debentures	5.82%	5.44%	7.75%	5.33%	6.56%
Other	4.59%	4.63%	4.66%	4.68%	4.71%
Total interest-bearing liabilities	1.84%	2.00%	2.17%	2.40%	2.54%
Interest rate spread (taxable equivalent basis)	2.79%	2.64%	2.55%	2.30%	2.22%
Net interest margin (taxable equivalent basis)	3.01%	2.86%	2.78%	2.56%	2.51%

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

		Period End Balances At				
(Dollars in thousands)		9/30/2010	6/30/2010	3/31/2010	12/31/2009	9/30/2009
Loans						
Commercial:	Mortgages	$ 522,355	$ 510,315	$ 493,102	$ 496,996	$ 484,478
	Construction and development	62,820	67,215	77,787	72,293	68,069
	Other	464,294	441,827	427,870	415,261	423,775
	Total commercial	1,049,469	1,019,357	998,759	984,550	976,322
Residential:	Mortgages	622,975	610,245	597,481	593,981	595,270
	Homeowner construction	10,593	12,368	11,577	11,594	9,303
	Total residential real estate	633,568	622,613	609,058	605,575	604,573
Consumer:	Home equity lines	218,898	218,440	213,841	209,801	200,512
	Home equity loans	54,923	57,682	59,390	62,430	66,439
	Other	54,290	54,406	56,476	57,312	58,719
	Total consumer	328,111	330,528	329,707	329,543	325,670
	Total loans	$ 2,011,148	$ 1,972,498	$ 1,937,524	$ 1,919,668	$ 1,906,565

(Dollars in thousands)

	At Sept. 30, 2010	
Commercial Real Estate Loans by Property Location	Balance	% of Total
Rhode Island, Connecticut, Massachusetts	$ 529,904	90.6%
New York, New Jersey, Pennsylvania	41,672	7.1%
New Hampshire	11,890	2.0%
Other	1,709	0.3%
Total commercial real estate loans (1)	$ 585,175	100.0%

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

(Dollars in thousands)

	At Sept. 30, 2010	
Residential Mortgages by Property Location	Balance	% of Total
Rhode Island, Connecticut, Massachusetts	$ 594,058	93.8%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	14,479	2.3%
Ohio	10,285	1.6%
California, Washington, Oregon	6,744	1.1%
Colorado, Texas, New Mexico, Utah	4,012	0.6%
Georgia	2,231	0.4%
New Hampshire	1,281	0.2%
Other	478	0.0%
Total residential mortgages	$ 633,568	100.0%

	Period End Balances At				
(Dollars in thousands)	9/30/2010	6/30/2010	3/31/2010	12/31/2009	9/30/2009
Deposits					
Demand deposits	$ 242,455	$ 225,494	$ 204,317	$ 194,046	$ 198,712
NOW accounts	236,775	234,014	196,905	202,367	185,772
Money market accounts	408,828	378,004	397,896	403,333	376,100
Savings accounts	210,271	209,616	202,236	191,580	190,707
Time deposits	958,425	902,777	959,834	931,684	942,879
Total deposits	$ 2,056,754	$ 1,949,905	$ 1,961,188	$ 1,923,010	$ 1,894,170
Out-of-market brokered certificates of deposits included in time deposits	$ 69,385	$ 94,641	$ 88,748	$ 93,684	$ 102,383
In-market deposits, excluding out of market brokered certificates of deposit	$ 1,987,369	$ 1,855,264	$ 1,872,440	$ 1,829,326	$ 1,791,787

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

Securities Available for Sale	At September 30, 2010			
	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Obligations of U.S. government-sponsored enterprises	$ 36,894	$ 4,619	$ –	$ 41,513
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	388,664	21,007	(119)	409,552
States and political subdivisions	79,459	4,536	(23)	83,972
Trust preferred securities:				
Individual name issuers	30,591	–	(7,761)	22,830
Collateralized debt obligations	4,483	–	(3,642)	841
Corporate bonds	13,876	1,583	–	15,459
Common stocks	658	168	–	826
Perpetual preferred stocks	1,854	314	–	2,168
Total securities available for sale	$ 556,479	$ 32,227	$ (11,545)	$ 577,161

(Dollars in thousands)

Securities Available for Sale	At December 31, 2009			
	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
Obligations of U.S. government-sponsored enterprises	$ 41,565	$ 3,675	$ –	$ 45,240
Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises	503,115	20,808	(477)	523,446
States and political subdivisions	80,183	2,093	(214)	82,062
Trust preferred securities:				
Individual name issuers	30,563	–	(9,977)	20,586
Collateralized debt obligations	4,966	–	(3,901)	1,065
Corporate bonds	13,272	1,434	–	14,706
Common stocks	658	111	–	769
Perpetual preferred stocks	3,354	396	(140)	3,610
Total securities available for sale	$ 677,676	$ 28,517	$ (14,709)	$ 691,484

(1) Net of other-than-temporary impairment losses recognized in earnings.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

The following is supplemental information concerning trust preferred investment securities:

	At September 30, 2010					
	Credit Rating		Amortized	Unrealized		Fair
(Dollars in thousands)	Moody's	S&P (b)	Cost (a)	Gains	Losses	Value
Trust preferred securities:						
Individual name issuers (c):						
JPMorgan Chase & Co.	A2	BBB+	$9,722	$ –	$(2,480)	$7,242
Bank of America Corporation	Baa3	BB	5,732	–	(1,600)	4,132
Wells Fargo & Company	Baa1/Baa2	A-	5,106	–	(1,040)	4,066
SunTrust Banks, Inc.	Baa3	BB	4,165	–	(1,063)	3,102
Northern Trust Corporation	A3	A-	1,980	–	(359)	1,621
State Street Corporation	A3	BBB+	1,969	–	(430)	1,539
Huntington Bancshares Incorporated	Ba1	B	1,917	–	(789)	1,128
Total individual name issuers			30,591	–	(7,761)	22,830
Collateralized debt obligations (CDO):						
Tropic CDO 1, tranche A4L (d)	Ca		3,200	–	(2,522)	678
Preferred Term Securities [PreTSL] XXV, tranche C1 (e)	C		1,283	–	(1,120)	163
Total collateralized debt obligations			4,483	–	(3,642)	841
Total trust preferred securities			$35,074	$ –	$(11,403)	$23,671

(a) Net of other-than-temporary impairment losses recognized in earnings

(b) Standard & Poor's ("S&P").

(c) Consists of various series of trust preferred securities issued by seven corporate financial institutions.

(d) This investment security is not rated by S&P. As of September 30, 2010, 17 of the 38 pooled institutions have invoked their original contractual right to defer interest payments. This investment security was placed on nonaccrual status as of March 31, 2009. During the quarter ended March 31, 2009, an adverse change occurred in the expected cash flows for this instrument indicating that, based on cash flow forecasts with regard to timing of deferrals and potential future recovery of deferred payments, default rates, and other matters, the Washington Trust would not receive all contractual amounts due under the instrument and would not recover the entire cost basis of the security. Washington Trust had concluded that these conditions warranted a conclusion of other-than-temporary impairment for this holding as of March 31, 2009 and recognized credit-related impairment losses of $1.4 million in earnings in the first quarter of 2009. In April 2010, this investment security began deferring a portion of interest payments. The analysis of the expected cash flows for this security as of June 30, 2010 resulted in an additional credit-related impairment loss of $354 thousand being recognized in earnings in the second quarter of 2010. The analysis of the expected cash flows for this security as of September 30, 2010 did not result in further credit-related impairment loss.

(e) This investment security is not rated by S&P. As of September 30, 2010, 22 of the 73 pooled institutions have invoked their original contractual right to defer interest payments. In the fourth quarter of 2008, this investment security began deferring interest payments until future periods. This investment security was placed on nonaccrual status as of December 31, 2008. During the quarter ended September 30, 2009, an adverse change occurred in the expected cash flows for this instrument indicating that, based on cash flow forecasts with regard to timing of deferrals and potential future recovery of deferred payments, default rates, and other matters, Washington Trust would not receive all contractual amounts due under the instrument and would not recover the entire cost basis of the security. Washington Trust had concluded that these conditions warrant a conclusion of other-than-temporary impairment for this holding as of September 30, 2009 and recognized credit-related impairment losses of $467 thousand in earnings in the third quarter of 2009. During the quarter ended December 31, 2009, Washington Trust recognized additional credit-related impairment losses on this security of $679 thousand. The analysis of the expected cash flows for this security as of March 31, 2010 resulted in an additional credit-related impairment loss of $63 thousand being recognized in earnings in the first quarter of 2010. The analysis of the expected cash flows for this security as of September 30, 2010 did not result in further credit-related impairment loss.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

		For the Quarters Ended			
Asset Quality Data	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009
Allowance for Loan Losses					
Balance at beginning of period	$ 27,985	$ 27,711	$ 27,400	$ 26,431	$ 26,051
Provision charged to earnings	1,500	1,500	1,500	2,000	1,800
Charge-offs	(1,468)	(1,263)	(1,275)	(1,215)	(1,438)
Recoveries	148	37	86	184	18
Balance at end of period	$ 28,165	$ 27,985	$ 27,711	$ 27,400	$ 26,431
Net Loan Charge-Offs (Recoveries)					
Commercial:					
Mortgages	$ (96)	$ 531	$ 491	$ 333	$ (10)
Construction and development	–	–	–	–	–
Other	1,026	558	508	627	1,165
Residential:					
Mortgages	301	90	121	29	201
Homeowner construction	–	–	–	–	–
Consumer	89	47	69	42	64
Total	$ 1,320	$ 1,226	$ 1,189	$ 1,031	$ 1,420

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

Asset Quality Data		Sept. 30, 2010		June 30, 2010		Mar. 31, 2010		Dec. 31, 2009		Sept. 30, 2009
Past Due Loans										
Loans 30–59 Days Past Due										
Commercial real estate	$	1,685	$	3,898	$	2,302	$	1,909	$	4,699
Other commercial loans		2,632		3,284		2,362		1,831		1,496
Residential mortgages		2,828		2,680		1,549		2,409		2,164
Consumer loans		2,218		3,364		2,019		1,258		593
Loans 30–59 days past due	$	9,363	$	13,226	$	8,232	$	7,407	$	8,952
Loans 60–89 Days Past Due										
Commercial real estate	$	–	$	19	$	2,390	$	1,648	$	400
Other commercial loans		492		1,195		519		292		609
Residential mortgages		430		861		1,035		1,383		569
Consumer loans		420		195		202		591		39
Loans 60-89 days past due	$	1,342	$	2,270	$	4,146	$	3,914	$	1,617
Loans 90 Days or more Past Due										
Commercial real estate	$	4,952	$	3,695	$	8,374	$	11,227	$	7,972
Other commercial loans		4,240		2,919		3,142		4,829		6,982
Residential mortgages		4,696		5,942		5,559		4,028		4,186
Consumer loans		277		634		635		164		300
Loans 90 days or more past due	$	14,165	$	13,190	$	17,710	$	20,248	$	19,440
Total Past Due Loans										
Commercial real estate	$	6,637	$	7,612	$	13,066	$	14,784	$	13,071
Other commercial loans		7,364		7,398		6,023		6,952		9,087
Residential mortgages		7,954		9,483		8,143		7,820		6,919
Consumer loans		2,915		4,193		2,856		2,013		932
Total past due loans	$	24,870	$	28,686	$	30,088	$	31,569	$	30,009

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

Asset Quality Data	Sept. 30, 2010		June 30, 2010		Mar. 31, 2010		Dec. 31, 2009		Sept. 30, 2009	
Nonperforming Assets										
Commercial mortgages	$	6,426	$	6,680	$	8,933	$	11,588	$	8,147
Commercial construction and development		–		–		–		–		–
Other commercial		6,256		8,418		8,225		9,075		10,903
Residential real estate mortgages		6,080		6,850		6,395		6,038		5,313
Consumer		824		789		827		769		850
Total nonaccrual loans	$	19,586	$	22,737	$	24,380	$	27,470	$	25,213
Nonaccrual investment securities		841		872		1,154		1,065		1,490
Property acquired through foreclosure or repossession		2,612		2,338		1,974		1,974		1,186
Total nonperforming assets	$	23,039	$	25,947	$	27,508	$	30,509	$	27,889
Total past due loans to total loans		1.24%		1.45%		1.55%		1.64%		1.57%
Nonperforming assets to total assets		0.79%		0.89%		0.95%		1.06%		0.97%
Nonaccrual loans to total loans		0.97%		1.15%		1.26%		1.43%		1.32%
Allowance for loan losses to nonaccrual loans		143.8%		123.08%		113.66%		99.75%		104.83%
Allowance for loan losses to total loans		1.40%		1.42%		1.43%		1.43%		1.39%
Troubled Debt Restructured Loans										
Accruing troubled debt restructured loans										
Commercial mortgages	$	11,812	$	6,176	$	5,813	$	5,566	$	2,107
Other commercial		2,498		2,224		1,217		540		375
Residential real estate mortgages		2,870		2,234		2,622		2,736		3,520
Consumer		817		997		1,398		858		822
Accruing troubled debt restructured loans		17,997		11,631		11,050		9,700		6,824
Nonaccrual troubled debt restructured loans										
Commercial mortgages		1,473		986		2,238		–		–
Other commercial		213		301		247		228		353
Residential real estate mortgages		823		381		887		336		336
Consumer		43		43		44		45		7
Nonaccrual troubled debt restructured loans		2,552		1,711		3,416		609		696
Total troubled debt restructured loans	$	20,549	$	13,342	$	14,466	$	10,309	$	7,520

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes, net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Three months ended September 30,	2010			2009		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets						
Commercial and other loans	$ 1,038,146	$ 13,834	5.29%	$ 969,215	$ 12,850	5.26%
Residential real estate loans, including mortgage loans held for sale	642,829	8,009	4.94%	616,825	8,113	5.22%
Consumer loans	327,554	3,295	3.99%	324,306	3,390	4.15%
Total loans	2,008,529	25,138	4.97%	1,910,346	24,353	5.06%
Cash, federal funds sold and other short-term investments	49,578	25	0.20%	18,962	13	0.28%
FHLBB stock	42,008	–	–%	42,008	–	–%
Taxable debt securities	528,196	5,227	3.93%	665,937	7,028	4.19%
Nontaxable debt securities	79,462	1,154	5.76%	80,667	1,166	5.73%
Corporate stocks	3,852	75	7.56%	4,013	89	8.79%
Total securities	611,510	6,456	4.19%	750,617	8,283	4.38%
Total interest-earning assets	2,711,625	31,619	4.63%	2,721,933	32,649	4.76%
Non interest-earning assets	220,191			189,177		
Total assets	$ 2,931,816			$ 2,911,110		
Liabilities and shareholders' equity						
NOW accounts	$ 229,468	$ 68	0.12%	$ 184,253	$ 88	0.19%
Money market accounts	397,634	397	0.40%	366,712	840	0.91%
Savings accounts	208,892	75	0.14%	194,116	122	0.25%
Time deposits	960,521	4,207	1.74%	944,874	6,527	2.74%
FHLBB advances	532,053	5,574	4.16%	672,746	7,094	4.18%
Junior subordinated debentures	32,991	484	5.82%	32,991	545	6.56%
Other	21,250	246	4.59%	20,742	246	4.71%
Total interest-bearing liabilities	2,382,809	11,051	1.84%	2,416,434	15,462	2.54%
Demand deposits	238,212			201,678		
Other liabilities	43,364			45,413		
Shareholders' equity	267,431			247,585		
Total liabilities and shareholders' equity	$ 2,931,816			$ 2,911,110		
Net interest income (FTE)		$ 20,568			$ 17,187	
Interest rate spread			2.79%			2.22%
Net interest margin			3.01%			2.51%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:
(Dollars in thousands)

Three months ended September 30,	2010	2009
Commercial and other loans	$ 62	$ 50
Nontaxable debt securities	385	385
Corporate stocks	20	26
Total	$ 467	$ 461

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Nine months ended September 30,	2010			2009		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets						
Commercial and other loans	$ 1,010,893	$ 39,887	5.28%	$ 927,931	$ 37,231	5.36%
Residential real estate loans, including						
mortgage loans held for sale	625,848	23,673	5.06%	633,365	25,375	5.36%
Consumer loans	328,803	9,823	3.99%	322,078	10,135	4.21%
Total loans	1,965,544	73,383	4.99%	1,883,374	72,741	5.16%
Cash, federal funds sold						
and other short-term investments	38,720	59	0.20%	19,520	39	0.27%
FHLBB stock	42,008	–	–%	42,008	–	–%
Taxable debt securities	574,037	17,115	3.99%	720,547	23,065	4.28%
Nontaxable debt securities	79,503	3,464	5.83%	80,672	3,498	5.80%
Corporate stocks	3,959	227	7.61%	4,558	262	7.72%
Total securities	657,499	20,806	4.23%	805,777	26,825	4.45%
Total interest-earning assets	2,703,771	94,248	4.66%	2,750,679	99,605	4.84%
Non interest-earning assets	212,629			182,160		
Total assets	$ 2,916,400			$ 2,932,839		
Liabilities and shareholders' equity						
NOW accounts	$ 212,456	$ 195	0.12%	$ 178,470	$ 242	0.18%
Money market accounts	399,804	1,561	0.52%	369,453	3,154	1.14%
Savings accounts	203,829	245	0.16%	186,881	422	0.30%
Time deposits	956,461	13,846	1.94%	960,450	21,787	3.03%
FHLBB advances	570,982	17,793	4.17%	711,575	21,433	4.03%
Junior subordinated debentures	32,991	1,561	6.33%	32,991	1,503	6.09%
Other	21,104	731	4.63%	21,678	735	4.53%
Total interest-bearing liabilities	2,397,627	35,932	2.00%	2,461,498	49,276	2.68%
Demand deposits	215,368			184,590		
Other liabilities	40,356			44,255		
Shareholders' equity	263,049			242,496		
Total liabilities and shareholders' equity	$ 2,916,400			$ 2,932,839		
Net interest income (FTE)		$ 58,316			$ 50,329	
Interest rate spread			2.66%			2.16%
Net interest margin			2.88%			2.45%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:
(Dollars in thousands)

Nine months ended September 30,	2010	2009
Commercial and other loans	$ 159	$ 152
Nontaxable debt securities	1,156	1,159
Corporate stocks	63	72
Total	$ 1,378	$ 1,383

Washington Trust Bancorp, Inc. and Subsidiaries

SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

	At or for the Quarters Ended				
(Dollars in thousands, except per share amounts)	Sept. 30, 2010	June 30, 2010	Mar. 31, 2010	Dec. 31, 2009	Sept. 30, 2009
Calculation of tangible book value per share					
Total shareholders' equity at end of period	$ 267,109	$ 265,411	$ 259,529	$ 254,946	$ 252,146
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	8,089	8,362	8,652	8,943	9,233
Total tangible shareholders' equity at end of period	$ 200,906	$ 198,935	$ 192,763	$ 187,889	$ 184,799
Shares outstanding at end of period	16,135.4	16,120.7	16,079.1	16,042.6	16,026.6
Book value per share – GAAP	$ 16.55	$ 16.46	$ 16.14	$ 15.89	$ 15.73
Tangible book value per share – Non-GAAP	$ 12.45	$ 12.34	$ 11.99	$ 11.71	$ 11.53
Calculation of tangible equity to tangible assets					
Total tangible shareholders' equity at end of period	$ 200,906	$ 198,935	$ 192,763	$ 187,889	$ 184,799
Total assets at end of period	$ 2,909,003	$ 2,929,853	$ 2,896,425	$ 2,884,473	$ 2,888,065
Less:					
Goodwill	58,114	58,114	58,114	58,114	58,114
Identifiable intangible assets, net	8,089	8,362	8,652	8,943	9,233
Total tangible assets at end of period	$ 2,842,800	$ 2,863,377	$ 2,829,659	$ 2,817,416	$ 2,820,718
Equity to assets - GAAP	9.18%	9.06%	8.96%	8.84%	8.73%
Tangible equity to tangible assets – Non-GAAP	7.07%	6.95%	6.81%	6.67%	6.55%
Calculation of return on average tangible assets					
Net income	$ 6,370	$ 5,298	$ 5,172	$ 4,748	$ 4,913
Total average assets	$ 2,931,816	$ 2,920,838	$ 2,896,156	$ 2,887,041	$ 2,911,110
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	8,216	8,503	8,794	9,084	9,379
Total average tangible assets	$ 2,865,486	$ 2,854,221	$ 2,829,248	$ 2,819,843	$ 2,843,617
Return on average assets - GAAP	0.87%	0.73%	0.71%	0.66%	0.68%
Return on average tangible assets – Non-GAAP	0.89%	0.74%	0.73%	0.67%	0.69%
Calculation of return on average tangible equity					
Net income	$ 6,370	$ 5,298	$ 5,172	$ 4,748	$ 4,913
Total average shareholders' equity	$ 267,431	$ 263,138	$ 258,478	$ 254,211	$ 247,585
Less:					
Average goodwill	58,114	58,114	58,114	58,114	58,114
Average identifiable intangible assets, net	8,216	8,503	8,794	9,084	9,379
Total average tangible shareholders' equity	$ 201,101	$ 196,521	$ 191,570	$ 187,013	$ 180,092
Return on average shareholders' equity - GAAP	9.53%	8.05%	8.00%	7.47%	7.94%
Return on average tangible shareholders' equity – Non-GAAP	12.67%	10.78%	10.80%	10.16%	10.91%

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

	Nine Months Ended	
	Sept. 30, 2010	Sept. 30, 2009
(Dollars in thousands)		
Calculation of return on average tangible assets		
Net income	$ 16,840	$ 11,348
Total average assets	$ 2,916,400	$ 2,932,839
Less:		
Average goodwill	58,114	58,114
Average identifiable intangible assets, net	8,503	9,684
Total average tangible assets	$ 2,849,783	$ 2,865,041
Return on average assets - GAAP	0.77%	0.52%
Return on average tangible assets – Non-GAAP	0.79%	0.53%
Calculation of return on average tangible equity		
Net income	$ 16,840	$ 11,348
Total average shareholders' equity	$ 263,049	$ 242,496
Less:		
Average goodwill	58,114	58,114
Average identifiable intangible assets, net	8,503	9,684
Total average tangible shareholders' equity	$ 196,432	$ 174,698
Return on average shareholders' equity - GAAP	8.54%	6.24%
Return on average tangible shareholders' equity – Non-GAAP	11.43%	8.66%